LORD ABBETT FAMILY OF FUNDS
90 Hudson Street
Jersey City, NJ 07302

March 12, 2013

Ms. Cindy J. Rose
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

          Re:     Form N-CSR Review for the Lord Abbett Family of Funds

Dear Ms. Rose:

          This letter responds to comments you provided Bernard J. Grzelak and me during a conference call on February 28, 2013, with respect to your review of the filings of Forms N-CSR (each, a “Report” and collectively, the “Reports”) for the various registrants within the Lord Abbett Family of Funds (collectively, the “Registrants”), and, in particular, the Reports for Lord Abbett Emerging Markets Currency Fund (the “Fund”), a series of Lord Abbett Global Fund, Inc.1 The comments and the Registrants responses thereto are set forth below.

          The U.S. Securities and Exchange Commission is referred to herein as the “Commission.” Other capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

          1. If during the applicable reporting period covered by a Report there were no transfers between Level 1 and Level 2 of the fair value hierarchy, please provide a declarative confirmation of that fact in the Report.

          Response: The Registrants will include the requested disclosure in future Reports.

          2. Please confirm the rationale for the Fund to hold U.S. dollar denominated fixed income securities. With respect to the Reports for the Fund, please annotate in the Notes to Financial Statements or the Schedule of Investments the extent to which the U.S. dollar denominated fixed income securities are used for “cover” purposes.

          Response: As stated in the Fund’s Prospectus, the Fund invests in instruments that provide investment exposure to the currencies of, and in fixed income instruments denominated in the currencies of, developing markets. A principal investment strategy of the Fund typically includes investing substantially in forward currency contracts and other derivatives, such as options, futures contracts, and swap agreements. Forward currency contracts involve obligations

[1]	File Nos. 33-20309 and 811-05476.

Ms. Cindy J. Rose
March 12, 2013

of one party to purchase, and another party to sell, a specific amount of a currency at a future date, at a price established in the contract. Because the delivery and settlement of the contract is at a future date, the Fund retains liquid assets intended to be used to settle the contract until such future date. In connection with its currency and certain other transactions, the Fund is required to segregate permissible liquid assets, or engage in other measures to “cover” the Fund’s obligations relating to such transactions. The Fund invests such assets in various U.S. fixed income instruments that are used to cover the Fund’s obligations relating to its currency and other transactions providing investment exposure to emerging markets.

          The Fund will include the requested disclosure in its Reports. In addition, we note that the use of liquid assets to cover a fund’s future obligations in connection with derivative transaction is in accordance with Commission and Commission staff positions under Section 18 of the Investment Company Act of 1940 (the “Investment Company Act”).

          4. Please confirm the primary benchmark for the Fund.

          Response: The primary benchmark for the Fund is Barclays Capital Global Emerging Markets Strategy (GEMS) Index. We note that the following disclosure is provided in the Fund’s Prospectus dated May 1, 2012, regarding the Fund’s performance benchmark:

The Fund believes that the Barclays Capital Global Emerging Markets Strategy (GEMS) Index more closely reflects the Fund’s investment strategies than the JPMorgan Emerging Local Markets Index Plus (ELMI+) and therefore will remove the JPMorgan Emerging Local Markets Index Plus (ELMI+) from its next annual prospectus update.

          5. Please confirm whether the Fund is diversified or non-diversified for purposes of Section 5(b) under the Investment Company Act of 1940.

          Response: In accordance with Section 8(b)(1)(A) of the Investment Company Act and Form N-1A, the Fund’s Prospectus currently states that the Fund is non-diversified.

          We note that neither the Commission nor the Commission staff has issued definitive guidance as to the valuation of, or identification of the issuer of, derivative instruments for purposes of determining a fund’s classification as diversified or non-diversified. In its Concept Release2 regarding derivatives, the Commission recognized that the “mark-to-market values at a given point do not reflect the asset base on which future gains and losses will be based or otherwise represent the potential future exposure of the fund….” Thus, the Commission recognized that, notwithstanding that derivatives generally are valued using a market value for purposes of calculating a fund’s per share net asset value, the notional amount of derivative instruments (rather than the market or liquidation value) may be more appropriate in the context of determining whether a fund is diversified or non-diversified. Accordingly, based on the net

[2]	“Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” Commission Release No. IC-29776, August 31, 2011.

Ms. Cindy J. Rose
March 12, 2013

notional value of the currency forward contracts and limited number of counterparties (i.e., issuers), the Fund would be deemed to be non-diversified under Section 5(b) of the Investment Company Act.3

*               *               *               *

           In addition, the Registrant acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please call Bernie Grzelak at (201) 827-2377 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary
Lord Abbett Family of Funds

[3]

Expressed as a percentage of total net assets, the net notional value of the Fund’s investments in currency forward contracts was approximately: 92%; 94%; 100%; and 96%, as of September 30, 2011, December 31, 2011, June 30 2012, and December 31, 2012, respectively. The Fund entered into these over-the-counter contracts with fewer than ten counterparties.